Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 3, 2019 (this “Agreement”), is entered into by and among Hess Midstream LP, a Delaware limited partnership (“New HESM”), Hess Midstream GP LP, a Delaware limited partnership and the general partner of New HESM (“New HESM GP LP”), Hess Midstream New Ventures II, LLC, a Delaware limited liability company and wholly owned subsidiary of New HESM (“Merger Sub”), Hess Midstream Partners LP, a Delaware limited partnership (“HESM”), Hess Midstream Partners GP LP, a Delaware limited partnership and the general partner of HESM (“MLP GP LP”), and Hess Infrastructure Partners GP LLC, a Delaware limited liability company and the limited partner of New HESM (“HIP GP LLC”). Each of the foregoing is sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not defined in this Agreement shall have the respective meanings given to such terms in that certain Partnership Restructuring Agreement, dated as of October 3, 2019 (the “Partnership Restructuring Agreement”), by and among New HESM, New HESM GP LP, Merger Sub, HESM, MLP GP LP, HIP GP LLC, and the other parties thereto.

RECITALS

WHEREAS, pursuant to Section 15.1 of the HESM Partnership Agreement, MLP GP LP, in its capacity as the general partner of HESM, has determined, in connection with the recent enactment of federal income tax legislation, that the HESM Common Units held by Persons who are not Affiliates of MLP GP LP should be converted into or exchanged for interests in a newly formed entity taxed as a corporation for U.S. federal (and applicable state and local) income tax purposes (such exchange, the “Exchange”);

WHEREAS, the Conflicts Committee of the HESM Board has (i) received an opinion of Intrepid Partners, LLC, the financial advisor to the Conflicts Committee, that the consideration to be received by the public holders of HESM Common Units (the “Public Limited Partners”) upon the consummation of the transactions contemplated by the Partnership Restructuring Agreement and this Agreement is fair, from a financial point of view, to the Public Limited Partners, (ii) approved this Agreement and the transactions contemplated hereby, with such approval constituting “Special Approval” (as such term is defined in the HESM Partnership Agreement) for all purposes of the HESM Partnership Agreement, including Section 7.9 thereof, and (iii) recommended to the HESM Board that it approve this Agreement and the transactions contemplated hereby;

WHEREAS, the HESM Board has approved this Agreement and the transactions contemplated hereby;

WHEREAS, the Parties are entering into this Agreement in connection with the Partnership Restructuring Agreement and in order to effectuate the Exchange; and

WHEREAS, pursuant to this Agreement, Merger Sub will merge with and into HESM pursuant to the provisions of the DRULPA and DLLCA, whereupon HESM shall continue as the surviving entity.

NOW, THEREFORE, in consideration of the promises, covenants and agreements contained in this Agreement, the Parties hereby agree as follows:

1.    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time (as defined below), Merger Sub shall be merged with and into HESM (the “Merger”), the separate limited liability company existence of Merger Sub will cease and HESM will continue its existence as a Delaware limited partnership under the DRULPA as the surviving entity in the Merger under the name “Hess Midstream Operations LP” (the “Surviving Entity”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DLLCA and the DRULPA, as applicable.

2.    Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (or such other date as the Parties may agree in writing), the Parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in such form as is reasonably satisfactory to the Parties and as may be required by, and in accordance with, the applicable provisions of the DRULPA and the DLLCA. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later date and time as specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

3.    Effect of Merger.

(a)    At and after the Effective Time, the Merger will have the effects set forth in this Agreement and the applicable provisions of the Certificate of Merger, the DRULPA and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers, purposes and franchises of HESM and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, duties and penalties of HESM and Merger Sub shall become the debts, liabilities, obligations, restrictions, duties and penalties of the Surviving Entity.

(b)    New HESM GP LP hereby consents to the admission to New HESM, as a limited partner of New HESM, of each holder of HESM Common Units who is issued New HESM Class A Shares in exchange for such holder’s HESM Common Units pursuant to this Agreement.

4.    Organizational Documents.

(a)    Certificate of Limited Partnership. At the Effective Time and in conjunction with the filing of the Certificate of Merger, the certificate of limited partnership of HESM immediately prior to the Effective Time shall, except as amended by the Certificate of Merger, be the certificate of limited partnership of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Law.

(b)    Agreement of Limited Partnership. At the Effective Time and in conjunction with the filing of the Certificate of Merger, the limited partnership agreement of HESM immediately prior to the Effective Time shall be the limited partnership agreement of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Law.

5.    Effect of Merger on Equity Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any equity interests of Merger Sub or HESM or any other Person:

(a)    the limited liability company interests in Merger Sub issued and outstanding as of immediately prior to the Effective Time shall be converted into 17,062,655 validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA) HESM Common Units (the “Converted HESM Common Units”) and New HESM shall be admitted as a limited partner of HESM in respect of the Converted HESM Common Units;

(b)    each HESM Common Unit issued and outstanding as of immediately prior to the Effective Time (other than any HESM Common Units held by the Existing Sponsors or the HIP Entities as of immediately prior to the Effective Time) (the “Public Unitholder HESM Units”) shall be converted into the right to receive one validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA) New HESM Class A Share, and each holder thereof, upon receipt of such New HESM Class A Share, shall be admitted as a limited partner of New HESM;

(c)    each HESM Common Unit issued and outstanding as of immediately prior to the Effective Time and held by the Existing Sponsors or the HIP Entities shall remain outstanding;

(d)    each HESM Subordinated Unit issued and outstanding as of immediately prior to the Effective Time shall remain outstanding;

(e)    each Phantom Unit issued and outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall cease to represent a phantom unit denominated in HESM Common Units and shall be converted into a phantom unit denominated in New HESM Class A Shares (each, a “New HESM Phantom Share”). The number of New HESM Class A Shares subject to each New HESM Phantom Share shall be equal to the number of HESM Common Units subject to such Phantom Unit immediately prior to the Effective Time and each New HESM Phantom Share shall otherwise have and be subject to the same terms and conditions, including distribution equivalent rights, if applicable, as applied to the corresponding Phantom Unit as of immediately prior to the Effective Time;

(f)    each HESM IDR issued and outstanding as of immediately prior to the Effective Time shall remain outstanding; and

(g)    the HESM General Partner Interest issued and outstanding as of immediately prior to the Effective Time shall remain outstanding and MLP GP LP shall continue to serve as the general partner of HESM following the Effective Time.

6.    Additional Provisions Relating to Phantom Units.

(a)    At the Effective Time, any then-accumulated distribution equivalent amounts payable pursuant to distribution equivalent rights with respect to each Phantom Unit will carry over and be paid to the holder upon, and subject to, the vesting of the New HESM Phantom Share that corresponds to the Phantom Unit to which such distribution equivalent amounts related.

(b)    At or prior to the Effective Time, HESM and the HESM Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Phantom Units and to give effect to the conversion of the Phantom Units as contemplated pursuant to Section 5(e). HESM shall take all actions necessary to ensure that from and after the Effective Time, neither New HESM nor the Surviving Entity will be required to deliver HESM Common Units or other partnership interests of HESM to any Person pursuant to or in settlement of Phantom Units.

(c)    New HESM shall take all actions that are necessary for the assumption of the Phantom Units pursuant to Section 5(e), including the reservation, registration, issuance and listing of New HESM Class A Shares as necessary to effect the transactions contemplated by Section 5(e).

7.    Delivery of Merger Consideration; Procedures for Surrender.

(a)    Exchange Agent. At or prior to the Effective Time, New HESM shall deposit or cause to be deposited with an exchange agent selected by New HESM with HESM’s prior approval (which approval shall not be unreasonably conditioned, withheld or delayed), to serve as the exchange agent (the “Exchange Agent”) for the benefit of the holders of Public Unitholder HESM Units, an aggregate number of New HESM Class A Shares to be issued to such holders in uncertificated form or book-entry form. In addition, New HESM shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any distributions, if any, to which the holders of Public Unitholder HESM Units may be entitled pursuant to Section 7(c) with both a record and payment date after the Effective Time and prior to the surrender of such Public Unitholder HESM Units pursuant to the terms of this Agreement. Such number of New HESM Class A Shares and the amount of any distributions deposited with the Exchange Agent pursuant to this Section 7(a) are referred to collectively in this Agreement as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by New HESM. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b)    Procedures for Surrender.

(i)    Promptly after the Effective Time (and in any event within three Business Days thereafter), New HESM shall cause the Exchange Agent to mail to each holder of record of Public Unitholder HESM Units that are represented by (i) a certificate formerly representing any of the Public Unitholder HESM Units (a “Certificate”) or (ii) a book-entry account formerly representing any non-certificated Public Unitholder HESM Units (a “Book- Entry Unit”) not held through The Depositary Trust Company (“DTC”) notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to such Public Unitholder HESM Units shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 7(f)) or transfer of the Book-Entry Unit to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Units), such materials to be in such form and have such other provisions as New HESM desires with approval of HESM (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (B) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates) or transferring the Book-Entry Units to the Exchange Agent in exchange for the New HESM Class A Shares to be issued in consideration therefor and distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to Book-Entry Units held through DTC, New HESM and HESM shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees on the Closing Date (or if Closing occurs after 11:30 a.m. (New York Time) on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Public Unitholder HESM Units held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the New HESM Class A Shares to be issued in consideration therefor and distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(ii)    Upon surrender to the Exchange Agent of Public Unitholder HESM Units that are represented by Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 7(f)) or that are represented by Book-Entry Units, by book-receipt of an “agent’s message” in customary form by the Exchange Agent in connection with the transfer of Book-Entry Units, in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Book-Entry Units held through DTC, in accordance with DTC’s customary procedures (it being understood that the holders of Book-Entry Units shall be deemed to have surrendered such units upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request) and such other procedures as agreed by New HESM, HESM, the Exchange Agent and DTC, the holder of such Certificate or Book-Entry Units shall be entitled to receive in exchange therefor (i) the number of New HESM Class A Shares that such holder is entitled to receive pursuant to Section 5 and (ii) cash in the amount of (after giving effect to any required Tax withholdings as provided in Section 7(g)) any unpaid distributions that such holder has the right to receive pursuant to Section 7(c).

(iii)    No interest will be paid or accrued on any amount payable upon due surrender of Public Unitholder HESM Units and any Certificate or ledger entry relating to Book-Entry Units formerly representing HESM Common Units that have been so surrendered shall be cancelled by the Exchange Agent.

(iv)    In the event of a transfer of ownership of certificated Public Unitholder HESM Units that are not registered in the transfer records of HESM, the proper number of New HESM Class A Shares, together with any cash (after giving effect to any required Tax withholdings as provided in Section 7(g)) to be paid upon due surrender of the Certificate and any distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Public Unitholder HESM Units is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable unit transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. With respect to Book-Entry Units, payment of the New HESM Class A Shares to be issued in consideration therefor and any distributions pursuant to Section 7(c) shall only be made to the Person in whose name such Book-Entry Units are registered in the unit transfer books of HESM. Until surrendered as contemplated by this Section 7(b)(iv), each Certificate and each Book-Entry Unit shall be deemed from and after the Effective Time to represent only the right to receive upon such surrender thereof, (i) the number of New HESM Class A Shares that such holder is entitled to receive pursuant to Section 5 and (ii) cash in the amount of (after giving effect to any required Tax withholdings as provided in Section 7(g)) any unpaid distributions that such holder has the right to receive pursuant to Section 7(c).

(c)    Distributions. All New HESM Class A Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time, and whenever a distribution is declared by New HESM in respect of the New HESM Class A Shares, the record date for which is at or after the Effective Time, such declaration shall include distributions in respect of all New HESM Class A Shares issuable pursuant to this Agreement. No distributions in respect of the New HESM Class A Shares shall be paid to any holder of any unsurrendered Public Unitholder HESM Units until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 7(f)) or Book-Entry Unit is surrendered for exchange in accordance with this Section 7. Subject to the effect of escheat, Tax or other applicable Laws, following such surrender, there shall be issued and/or paid to the holder of record of the New HESM Class A Shares issued in exchange for Public Unitholder HESM Units in accordance with this Section 7, without interest, (i) at the time of such surrender, the distributions in respect of New HESM Class A Shares with a record date at or after the Effective Time and payment date prior to or on the date of surrender, and (ii) at the appropriate payment date, the distributions payable with respect to such New HESM Class A Shares with a record date at or after the Effective Time but with a payment date subsequent to the date of surrender.

(d)    Transfers. At the Effective Time, HESM shall cause the unit transfer books of the Surviving Entity to be closed immediately, and from and after the Effective Time, there shall be no transfers on the unit transfer books of HESM of the Public Unitholder HESM Units that were outstanding immediately prior to the Effective Time.

(e)    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any New HESM Class A Shares) that remains unclaimed twelve months after the Effective Time shall be delivered to New HESM and, for the avoidance of doubt, shall remain outstanding in accordance with the terms of the New HESM Partnership Agreement. Any holder of Public Unitholder HESM Units that has not theretofore complied with this Section 7 shall thereafter look only to New HESM for delivery of the New HESM Class A Shares issuable as consideration therefor and payment of any distributions in respect thereof payable and/or issuable pursuant to Section 5 and Section 7(c), in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Entity, New HESM, the Exchange Agent or any other Person shall be liable to any former holder of Public Unitholder HESM Units for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificate or Book-Entry Unit has not been surrendered prior to the date on which the New HESM Class A Shares issuable as consideration therefor would escheat to or become the property of any Governmental Authority, such New HESM Class A Shares issuable as consideration therefor and the cash, if any, to be paid in respect of such Certificate or Book-Entry Unit pursuant to Section 7(c) shall, to the extent permitted by applicable Law, immediately prior to such time become the property of New HESM, free and clear of all claims or interest of any Person previously entitled thereto.

(f)    Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Public Unitholder HESM Units shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by New HESM, the posting by such Person of a bond in customary amount and upon such terms as may be required by New HESM as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the New HESM Class A Shares issuable as consideration therefor and any unpaid distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(g)    Withholding Rights. Each of New HESM, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law (and to the extent deduction and withholding is required, such deduction and withholding may be taken in New HESM Class A Shares). To the extent that amounts are so withheld by New HESM, the Surviving Entity or the Exchange Agent, as the case may be, such withheld amounts (a) shall be timely remitted by New HESM, the Surviving Entity or the Exchange Agent, as applicable, to the applicable Governmental Authority, and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. If withholding is taken in New HESM Class A Shares, New HESM, the Surviving Entity or the Exchange Agent shall be treated as having sold such New HESM Class A Shares for an amount of cash equal to the fair market value of such New HESM Class A Shares at the time of such deemed sale and paid such cash proceeds to the appropriate Governmental Authority.

(h)    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available as a result of or with respect to the Merger or the other transactions contemplated by this Agreement.

8.    Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Section 10, the issued and outstanding limited partner interests of HESM or securities convertible or exchangeable into or exercisable therefor or the issued and outstanding limited partner interests of New HESM or securities convertible or exchangeable into or exercisable therefor, shall have been changed into a different number of units or securities or a different class by reason of any reclassification, unit split (including a reverse unit split), unit distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a distribution paid in units with a record date within such period shall have been declared, then the applicable consideration payable in connection with the Merger pursuant to Section 5 shall be equitably adjusted to provide the holders of limited partner interests of HESM and New HESM the same economic effect as contemplated by this Agreement prior to such event. For the avoidance of any doubt, and notwithstanding anything to the contrary in this Agreement, this Section 8 shall not apply to, and nothing in this Agreement shall prohibit, the issuance of limited partner interests in New HESM for cash or cash equivalents or in connection with the issuance of equity compensation.

9.    Additional Actions. Subject to the terms of this Agreement, the Parties shall take all such reasonable and lawful actions as may be necessary or appropriate in order to effect the Merger and the other transactions contemplated hereby and to comply with the requirements of the DRULPA and the DLLCA. If, at any time after the Effective Time, the Surviving Entity shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of Merger Sub, or otherwise to carry out this Agreement, the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of Merger Sub and HESM, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub and HESM or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out this Agreement.

10.    Termination. This Agreement shall be terminated, and the Merger shall be abandoned, at any time prior to the Effective Time upon the termination of the Partnership Restructuring Agreement in accordance with its terms. In the event of such termination and abandonment, this Agreement shall become void and none of the Parties or any of their respective Affiliates, managers, members, partners or officers, as the case may be, shall have any liability with respect to such termination and abandonment except as otherwise provided in the other Transaction Documents.

11.    Amendment and Waiver. At any time prior to the Effective Time, this Agreement may, to the extent permitted by the DRULPA and the DLLCA, be supplemented, amended or modified only by the written agreement of all the Parties. Each such instrument shall be reduced to writing and shall be designated on its face as an amendment to this Agreement. Any extension or waiver of the obligations herein of any Party shall be valid only if set forth in an instrument in writing referring to this section and executed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

12.    Governing Law. This Agreement shall be construed in accordance with and governed by the Laws of the State of Delaware, without regard to the principles of conflicts of law.

13.    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties.

14.    No Third Party Beneficiaries. The provisions of this Agreement are intended to bind the Parties as to each other and are not intended to and do not create rights in any other Person or confer upon any other Person any benefits, rights or remedies (other than with respect to the rights of holders of Phantom Units and Public Unitholder HESM Units to receive the New HESM Phantom Shares and New HESM Class A Shares, respectively, and any distribution equivalent right and distribution attributable to such New HESM Phantom Shares or New HESM Class A Shares to which such Persons are entitled, in each case, after the Closing, pursuant to Sections 5 through 7 and on the other terms and subject to the conditions hereof, it being acknowledged that no claim with respect to any of the foregoing rights may be made unless and until the Closing has occurred), and no Person is or is intended to be a third party beneficiary of any of the provisions of this Agreement.

15.    Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

16.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and effective under Applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and the Parties shall negotiate in good faith with a view to substitute for such provision a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

17.    Entire Agreement. This Agreement, the Partnership Restructuring Agreement, each of the other Transaction Documents and each of the other instruments referenced herein and therein supersede all previous understandings or agreements among the Parties, whether oral or written, with respect to the subject matter hereof and thereof. This Agreement, the Partnership Restructuring Agreement, each of the other Transaction Documents and each of the other instruments contain the entire understanding of the Parties with respect to the subject matter hereof and thereof. There are no unwritten oral agreements between the Parties. No understanding, representation, promise or agreement, whether oral or written, is intended to be or shall be included in or form part of this Agreement unless it is contained in a written amendment hereto executed by the Parties hereto after the date of this Agreement.

18.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall be deemed one agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties caused this Agreement to be duly executed as of the date first above written.

HESS MIDSTREAM PARTNERS LP

By:	Hess Midstream Partners GP LP, its general partner

By:	Hess Midstream Partners GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Name:	Jonathan C. Stein
Title:	Chief Financial Officer

HESS MIDSTREAM PARTNERS GP LP

By:	Hess Midstream Partners GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Name:	Jonathan C. Stein
Title:	Chief Financial Officer

HESS MIDSTREAM NEW VENTURES II, LLC

By:	/s/ John A. Gatling
Name:	John A. Gatling
Title:	President

HESS MIDSTREAM LP

By	HESS MIDSTREAM GP LP, its general partner

By:	HESS MIDSTREAM GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Name:	Jonathan C. Stein
Title:	Chief Financial Officer

HESS MIDSTREAM GP LP

By	HESS MIDSTREAM GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Name:	Jonathan C. Stein
Title:	Chief Financial Officer

HESS INFRASTRUCTURE PARTNERS GP LLC

By:	/s/ John A. Gatling
Name:	John A. Gatling
Title:	Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]